Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SECOND QUARTER RESULTS FOR 2008

Tel Aviv, Israel, August 31, 2008, Elbit Imaging Ltd. (NASDAQ: EMITF) ("EI" or the "Company") today announced its results for the second quarter of 2008.

Profit for the second quarter of 2008 amounted to NIS 56.0 million (approximately US$ 16.7 million) of which profit of NIS 15.8 million (approximately US$ 4.7 million) is attributable to the equity holders of the Company and NIS 40.3 million (approximately US$ 12.0 million) is attributable to minority interest, compared with profit of NIS 83.6 million in the corresponding period of 2007 of which NIS 57.7 million is attributable to the equity holders of the Company and NIS 25.8 million is attributable to minority interest.

Profit for the second quarter of 2008 excluding stock-base compensation expenses (Non GAAP measure) amounted to NIS 66.8 million (approximately US$ 19.9 million) compared with NIS 100.9 million in the corresponding period of 2007.

Our consolidated financial statements for the second quarter of 2008 presentation is available through our website at: www.elbitimaging.com under: “Investor Relations – Company Presentations (8/2008).”

Mr. Shimon Yitzhaki, President, commented: “Even in these restless times in the markets, specifically the real-estate markets, Elbit Imaging is pleased to report a profitable quarter. Elbit Imaging continues to implement a policy under which it does not revaluate its real estate assets. As such, Elbit Imaging’s profits are recognized on a cash flow basis and from the Group’s core business activities. In this quarter we completed and delivered our Plzen Shopping and Entertainment Center to Klépierre, at 100% occupancy let out and as such completed the transaction with a substantial profit. In this quarter we have opened our Hotel in Bucharest, which is the largest Hotel in the City of Bucharest. The Hotel is a high quality hotel, which following it’s opening trail period will generate a steady cash flow and substantial profitability to the Company. The Company is continuing to develop its projects in Europe and in India, and continues to seek new opportunities and ventures. A week ago, we declared our cooperation with Plaza Centers so that Plaza Centers and Elbit will join forces in mixed used real-estate projects in India. Such joint forces will optimize our cash flow and access to financing sources. In addition, it will create a synergy regarding managerial, know how and experience. In May 2008, we distributed a substantial dividend of approximately NIS 170 Million, emphasizing our belief of sharing our profits with our shareholders. The Company will take advantage of its high liquidity of approximately one billion dollars in order to continue with the impetus and to explore new opportunities on its doorstep, during this period”.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000 Fax: +972-3-608-6054

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Rachel Levine
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com

Elbit Imaging Ltd

	June 30, 2008	June 30, 2007	December 31, 2007	June 30, 2008
				Convenience translation
	(in thousand NIS)			US$'000

Current Assets
Cash and cash equivalents	1,796,077	1,937,768	1,416,710	535,823
Short-term deposits and investments	857,866	583,133	700,055	255,926
Trade accounts receivable	379,082	228,579	1,521,521	113,091
Other receivable	117,560	99,460	65,271	35,071
Prepayments and other assets	103,331	19,357	386,160	30,827
Inventories	30,078	27,593	25,492	8,973
Trading property	2,192,242	1,786,523	1,738,213	654,010

	5,476,236	4,682,413	5,853,422	1,633,721
Assets classified as held for sale and discontinued operation	10,890	551,830	11,120	3,250

	5,487,126	5,234,243	5,864,542	1,636,971

Non-Current Assets
Deposits, loans and other long-term balances	782,709	115,658	109,114	233,505
Investments in associates	50,371	51,373	58,062	15,026
Property, plant and equipment	1,718,246	1,756,622	1,761,350	512,603
Investment property and payments on account of investment property	639,428	59,052	454,623	190,760
Other assets and deferred expenses	132,983	139,848	148,137	39,673
Intangible assets	48,525	6,192	51,820	14,477

	3,372,262	2,128,745	2,583,106	1,006,044

	8,859,388	7,362,988	8,447,648	2,643,015

Current Liabilities
Short-term credits	197,684	621,251	166,469	58,975
Suppliers and service providers	156,285	211,317	181,226	46,624
Payables and other credit balances	370,634	151,352	437,813	110,571
Other liabilities	113,368	146,012	119,680	33,821

	837,971	1,129,932	905,188	249,991
Liabilities associated with current assets classified as held for sale and discontinued operation	26,877	249,842	30,123	8,019

	864,848	1,379,774	935,311	258,010

Non-Current liabilities
Borrowings	5,184,971	3,423,105	4,123,904	1,546,829
Other financial liabilities	73,651	104,229	91,685	21,972
Other liabilities	12,049	20,050	12,607	3,594
Deferred taxes	51,761	72,305	55,139	15,443

	5,322,432	3,619,689	4,283,335	1,587,838

Shareholders' Equity
Attributable to equity holders of the Company	1,568,406	1,614,473	2,035,438	467,901
Minority Interest	1,103,702	749,052	1,193,564	329,266

	2,672,108	2,363,525	3,229,002	797,167

	8,859,388	7,362,988	8,447,648	2,643,015

Elbit Imaging Ltd

	Six months ended June 30		Three months ended June 30		Year ended December 31	Six months ended June 30
	2008	2007	2008	2007	2007	2008
						Convenience translation
	(in thousand NIS)					US$'000

Revenues and gains
Commercial centers [1]	426,374	552,887	352,666	114,741	2,917,616	127,201
Hotels operations and management	190,220	189,249	98,332	98,935	395,227	56,748
Gain from sale of of real estate assets	-	63,464	-	63,464	62,621	-
Sale of medical systems	28,914	27,039	17,524	6,517	49,648	8,626
Decrease in shareholding of subsidiaries	-	-	-	-	5,310	-
Sale of fashion merchandise	45,969	28,214	27,796	15,106	68,139	13,714

	691,477	860,853	496,318	298,763	3,498,561	206,289

Costs and expenses
Commercial centers [1]	319,206	473,004	278,400	49,450	1,714,253	95,229
Hotels operations and management	166,687	164,215	85,061	82,633	330,063	49,728
Cost and expenses of medical systems operation	29,257	33,069	14,274	15,306	69,953	8,728
Cost of fashion merchandise	53,660	35,055	30,963	17,642	80,308	16,008
Research and development expenses, net	33,779	33,562	17,613	17,420	69,559	10,077
General and administrative expenses	27,344	34,532	18,793	18,116	116,992	8,157
Share in losses of associates, net	7,820	8,112	5,502	3,616	12,667	2,333
Financial expenses, net	5,460	26,433	(6,653)	3,779	140,926	1,629
Other expenses, net	(933)	2,028	922	5,502	38,233	(278)

	642,280	810,010	444,874	213,464	2,572,954	191,611

Profit before income taxes	49,197	50,843	51,444	85,299	925,607	14,678
Income taxes (tax benefits)	(271)	2,854	(3,326)	3,133	16,288	(81)

Profit from continuing operations	49,468	47,989	54,770	82,166	909,319	14,759
Profit from discontinued operation, net	2,992	1,579	1,238	1,409	10,289	893

Profit for the period	52,460	49,568	56,008	83,575	919,608	15,652

Attributable to:
Equity holders of the Company	(11,593)	17,049	15,755	57,742	539,749	(3,458)
Minority interest	64,053	32,519	40,253	25,833	379,859	19,110

	52,460	49,568	56,008	83,575	919,608	15,652

(1) Sale of trading property and investment property operations

Elbit Imaging Ltd

	Share Capital	Capital reserves	Cumulative foreign currency translation adjustments	Hedging Reserves	Stock base compensation	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to shareholders of the Company	Minority Interest	Total shareholders' equity
	(In thousand NIS)

Balance - January 1, 2007	38,032	815,112	47,966	20,080	13,482	852,416	1,787,088	(138,519)	(3,853)	1,644,716	649,515	2,294,231

Gain for the period	-	-	-	-	-	539,749	539,749	-	-	539,749	379,859	919,608
Differences from translation of foreign entities'
financial statements	-	-	(2,094)	-	-	-	(2,094)	-	-	(2,094)	10,467	8,373
Dividend paid	-	-	-	-	-	(159,766)	(159,766)	-	-	(159,766)		(159,766)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	45,459	45,459
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	(601)	(601)
Repayment of loans as a result of the realization
by employees of rights to shares	-	-	-	-	-	-	-	-	638	638	-	638
Change in fair value of Swap transactions	-	-	-	(7,232)	-	-	(7,232)	-	-	(7,232)	-	(7,232)
Stock based compensation expenses	-	-	-	-	19,427	-	19,427	-	-	19,428	76,450	95,877
Initially consolidation of a subsidiary	-	-	-	-	-	-	-	-	-	-	32,415	32,415
Employee share premium	-	163	-	-	-	-	163	-	(163)	(0)	-	(0)

December 31, 2007	38,032	815,275	45,872	12,848	32,909	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002

Gain for the period	-	-	-	-	-	(11,593)	(11,593)	-	-	(11,593)	64,053	52,460
Differences from translation of foreign entities'
financial statements	-	-	(312,891)	-	-	-	(312,891)	-	-	(312,891)	(86,536)	(399,427)
Dividend paid	-	-	-	-	-	(168,064)	(168,064)	-	-	(168,064)	-	(168,064)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	6,522	6,522
Repayment of loans as a result of the realization
by employees of rights to shares	-	-	-	-	-	-	-	-	3,394	3,394	-	3,394
Change in fair value of Swap transactions	-	-	-	15,338	-	-	15,338	-	-	15,338	-	15,338
Stock based compensation expenses	-	-	-	-	6,784	-	6,784	-	-	6,784	23,865	30,649
Dividend to the minorty	-	-	-	-	-	-	-	-	-	-	(97,766)	(97,766)
Employee share premium	-	16	-	-	-	-	16	-	(16)	-	-	-

June 30, 2008	38,032	815,291	(267,019)	28,186	39,693	1,052,742	1,706,925	(138,519)	(0)	1,568,406	1,103,702	2,672,108

	Share Capital	Capital reserves	Cumulative foreign currency translation adjustments	Hedging Reserves	Stock base compensation	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to shareholders of the Company	Minority Interest	Total shareholders' equity
	Convenience translation US$'000

December 31, 2007	11,346	243,220	13,685	3,833	9,818	367,661	649,563	(41,324)	(1,009)	607,230	356,075	963,306

Gain for the period	-	-	-	-	-	(3,458)	(3,458)	-	-	(3,458)	19,110	15,652
Differences from translation of foreign entities' financial statements	-	-	(93,345)	-	-	-	(93,345)	-	-	(93,345)	(25,816)	(119,161)
Dividend paid	-	-	-	-	-	(50,138)	(50,138)	-	-	(50,138)	-	(50,138)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	1,944	1,944
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	1,014	1,014	-	1,014
Change in fair value of Swap transactions	-	-	-	4,574	-	-	4,574	-	-	4,574	-	4,574
Stock based compensation expenses	-	-	-	-	2,024	-	2,024	-	-	2,024	7,119	9,142
Dividend to the minorty	-	-	-	-	-	-	-	-	-	-	(29,166)	(29,166)
Employee share premium	-	5	-	-	-	-	5	-	(5)	-	-	-

June 30, 2008	11,346	243,225	(79,660)	8,407	11,842	314,065	509,225	(41,324)	0	467,901	329,266	797,167